Exhibit 99.1

News Release

June 28, 2020

Oyu Tolgoi enters into an agreement on a preferred long-term power supply

Turquoise Hill Resources today announced the Government of Mongolia and Oyu Tolgoi LLC have reached an agreement to prioritise a State Owned Power Plant (SOPP) in order to support the Government’s decision, taken by Cabinet in April, 2020, as the domestic power solution for the Oyu Tolgoi mine in Mongolia. The agreement envisages that the Government of Mongolia would fund and construct a SOPP at Tavan Tolgoi.

The existing Power Source Framework Agreement (PSFA) between Oyu Tolgoi and the Government of Mongolia has been amended to reflect joint prioritisation and progression of SOPP in accordance with agreed milestones. Upon its delivery, SOPP would provide long-term and reliable power supply for Oyu Tolgoi’s open pit operations and underground project development.

The Parties will now work towards achieving the milestones agreed in the amendment, which include signing a Power Purchase Agreement by 31 March, 2021, commencement of construction by no later than 1 July 2021 and commissioning of SOPP within four years thereafter, and, negotiating an extension to the existing power import agreement by 1 March, 2021, to ensure that there is no disruption to the power supply required to safeguard Oyu Tolgoi’s ongoing operations and development.

“We welcome the Government of Mongolia’s proposal to progress Oyu Tolgoi’s long-term domestic power requirements and to prioritise SOPP,” stated Ulf Quellmann, Chief Executive Officer of Turquoise Hill. “The amendments to the PSFA provide Oyu Tolgoi and the Government the additional framework and time required to solidify a power solution and finalise the commercial arrangements in the best interests of all stakeholders. This agreement is a testament to the continued collaboration and commitment of the Government, Turquoise Hill and Rio Tinto to the long-term success of Oyu Tolgoi.”

The agreed PSFA amendment can be found at www.turquoisehill.com.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

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Forward-Looking Statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements regarding agreements on power including the possible progression of the State Owned Power Plant (“SOPP”) and related amendments to the Power Source Framework Agreement as well as power purchase agreements, the timing, construction and commissioning of the potential SOPP, sources of interim power, information regarding the timing and amount of production and potential production delays, statements in respect of the impacts of any delays on the Company’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning, statements regarding timing and status of underground development, the development options under consideration for the design of Panel 0 and the related cost and schedule implications, the potential impact of COVID-19 on the Company’s business, operations and financial condition, capital and operating cost estimates, timing of completion of the definitive estimate review, mill and concentrator throughput, the outcome of formal international arbitration proceedings, anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver and projected gold, copper and silver grades, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining in Panel 0, the availability and timing of required governmental and other approvals for the construction of the SOPP, the ability of the Government to finance and procure the SOPP within the timeframes anticipated in the PSFA Amendment, the willingness of third parties to extend existing power arrangements, the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the definitive estimate review; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s or the Government’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi; the potential impact of COVID-19; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the 2016 Oyu Tolgoi Feasibility Study and the 2016 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and their market demand; production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi; and the willingness of third parties to extend the current power arrangements to the Oyu Tolgoi mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 18, 2020 in respect of the year ended December 31, 2019 (the “AIF”) as supplemented by our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2020 (“MD&A”).

Readers are further cautioned that the list of factors enumerated in the “Risks and Uncertainties” section of the AIF and in the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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